                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 12)

                              --------------------

                              TELECOM ITALIA S.P.A.
                                (Name of Issuer)

                     ORDINARY SHARES OF EURO 0.55 PAR VALUE
                               PER ORDINARY SHARE
                         (Title of Class of Securities)

                                    87927W10
                                 (CUSIP Number)

                                ELISABETTA LUNATI
                               BANCA INTESA S.P.A.
                                  VIA VERDI, 8
                               MILAN 20121, ITALY
                               011 39 02 87963525
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  MAY 24, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.



                         (Continued on following pages)

                               (Page 1 of 4 Pages)

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                                  SCHEDULE 13D

------------------------------------------------
CUSIP No.   87927W10
------------------------------------------------

-------------------------------------------------------------------------------------------------------------------
1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Banca Intesa S.p.A.
-------------------------------------------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                 (a) [X]
                                                                                          (b) [ ]

-------------------------------------------------------------------------------------------------------------------
3.       SEC USE ONLY

-------------------------------------------------------------------------------------------------------------------
4.       SOURCE OF FUNDS

         WC
-------------------------------------------------------------------------------------------------------------------
5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                                              [ ]
-------------------------------------------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         Republic of Italy
-------------------------------------------------------------------------------------------------------------------
               NUMBER OF SHARES                  7.     SOLE VOTING POWER - 12,343,743
         BENEFICIALLY OWNED BY EACH
             REPORTING PERSON WITH               ------------------------------------------------------------------
                                                 8.     SHARED VOTING POWER - 2,891,656,682
                                                                               (See Item 5)
                                                 ------------------------------------------------------------------
                                                 9.     SOLE DISPOSITIVE POWER - 4,263,628

                                                 ------------------------------------------------------------------
                                                 10.    SHARED DISPOSITIVE POWER - 2,891,656,682
                                                                                    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,904,000,425
              (See Item 5)
-----------------------------------------------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                [ ]

-----------------------------------------------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                         55.20%
                                                                                    (See Item 5)
-----------------------------------------------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON - CO

-----------------------------------------------------------------------------------------------------------------------


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


         This Amendment No. 12 amends the Statement on Schedule 13D, dated October 19, 2001, as amended (as previously amended, the "Statement on Schedule 13D"), filed by IntesaBci S.p.A. (now Banca Intesa S.p.A.), a company organized under the laws of the Republic of Italy ("Intesa"), with respect to the ordinary shares, euro 0.55 par value per share, of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy. Capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Statement on Schedule 13D.

         Intesa, Pirelli, Edizione Holding, UniCredito, Olimpia S.p.A. ("Olimpia") and, as discussed in Items 4 and 6 of Amendment No. 7 to the Statement on Schedule 13D, Hopa S.p.A. ("Hopa") are members of a group with respect to the Telecom Italia Shares. This Amendment constitutes a separate filing on Schedule 13D by Intesa in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.

Item 4. PURPOSE OF TRANSACTION

         A shareholders' meeting of Telecom Italia held on May 24, 2003 resolved to approve the Olivetti Merger (as that term is defined in Amendment No. 9 to the Statement on Schedule 13D). A copy of a press release issued by Telecom Italia concerning, inter alia, the approval of the Olivetti Merger by Telecom Italia's shareholders is filed as an Exhibit to Amendment No. 19 to Pirelli's
Schedule 13D, dated May 28, 2003, filed as Exhibit 32 to this Schedule 13D and incorporated by reference herein. A shareholders' meeting of Olivetti held on May 26, 2003 also resolved to approve the Olivetti Merger.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT NO.          DESCRIPTION
-----------          -----------
Exhibit 32 Press release of Telecom Italia S.p.A., dated as of May 24, 2003 (incorporated by reference to Exhibit 47 to the Schedule 13D, dated May 28, 2003, filed with the Securities and Exchange Commission by Pirelli S.p.A.)




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


                                    SIGNATURE
                                    ---------


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                BANCA INTESA S.P.A.



                                                By: /s/ Elisabetta Lunati
                                                    ----------------------------
                                                    Name: Elisabetta Lunati
                                                    Title: Executive Manager


                                                    Dated: June 3, 2003










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